UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 1, 2011

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on February 28, 2011

Press Release

Luxottica raises cash dividend for FY2010 by 25.7% to Euro 0.44 per share

The main 2011 growth drivers will be the emerging markets, the United States, Oakley and Sunglass Hut

Very positive results in first two months of 2011: net sales of Wholesale division worldwide up by more than 15%, comparable store sales(5) of Retail division in North America up by approximately 6%

Milan, Italy, February 28, 2011 — The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, met today to approve the draft Statutory Financial Statements for 2010 and the Consolidated Financial Statements in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS).

Fiscal Year 2010(1)

(in millions of Euro)	FY10	FY09	Change

Net sales	5,798.0	5,094.3	+13.8% (+7.1% at constant exchange rates(2))

Operating income	712.2	571.1	+24.7%
Adjusted(3),(4)	732.6	571.1	+28.3%

Net income attributable to Luxottica Group stockholders	402.2	299.1	+34.5%
Adjusted(3),(4)	402.7	299.1	+34.6%

Earnings per share	0.88	0.65	+34.0%
Adjusted(3),(4)	0.88	0.65	+34.2%
In US$ adjusted(3),(4)	1.16	0.91	+27.6%

Fourth quarter 2010(1)

(in millions of Euro)	Q410	Q409	Change

Net sales	1,346.5	1,157.1	+16.4% (+6.5% at constant exchange rates(2))

Operating income	96.1	74.0	+29.9%
Adjusted(3),(4)	116.6	74.0	+57.5%

Net income attributable to Luxottica Group stockholders	55.1	29.3	+88.4%
Adjusted(3),(4)	55.6	29.3	+90.1%

Earnings per share	0.12	0.06	+87.8%
Adjusted(3),(4)	0.12	0.06	+89.5%
In US$ adjusted(3),(4)	0.16	0.09	+74.1%

(3) The adjusted data exclude the effect of: a) the impairment charge recorded in the fourth quarter of 2010 of approximately Euro 20 million related to certain of Luxottica’s assets in the Australian region, where the retail environment continues to be particularly challenging; and b) the release in 2010 of a provision for taxes of approximately USD 27 million (approximately Euro 20 million at December 31, 2010) related to the sale of the Things Remembered retail chain in September 2006.

Fiscal year 2010 was once again a “normal” year for Luxottica, with strong growth of net sales and a more than proportionate increase in profitability relative to sales growth, as well as a significant improvement in financial leverage. Both Divisions made a major contribution to the results, thanks to their exceptional work carried out in all the geographic areas in which the Group operates.

“We are particularly satisfied with these results, obtained in a context in which only truly extraordinary companies and brands enjoy success,” commented Andrea Guerra, Chief Executive Officer of Luxottica. “2011 is a particularly important year for Luxottica, as it is the 50th anniversary since our founding. Celebrating 50 years of Luxottica is an extraordinary event since we are enjoying enormous success after only one generation and, above all, we have shown that at the heart of our DNA are growth and innovation.

“In the last four years alone, Luxottica has invested approximately Euro 3 billion in its growth, continuing to build upon an exceptional brand portfolio and a network of retail stores that is unparalleled worldwide.

“I believe that 2011 will prove to be the natural evolution of 2010 and a year filled with great success for the Group. There are many great opportunities to ensure solid growth for Luxottica, both in emerging and more mature markets. In order to enjoy success in 2011, it will be important to maintain the same passion, the same attention to planning on the one hand and to impeccable execution on the other, as well as making the most of opportunities wherever they may arise, simply and quickly.

“The first two months of the year were particularly positive. In January and February, net sales of the Wholesale division worldwide grew by more than 15% as compared with the same period of the previous year, and the Retail division in North America recorded comparable store sales(5) up by approximately 6%.”

Action plans for 2011

The results achieved in 2010 and the strength of Luxottica’s business model and of its brands put the Group in an ideal position to continue throughout 2011 with solid, stable growth in net sales and a more than proportionate increase in profitability.

In addition to the growth trends enjoyed worldwide by the premium and luxury brands, which are expected to continue in 2011 at double-digit rates, there will be four main engines behind Luxottica’s growth for this year: further development in emerging markets, the global expansion of Sunglass Hut, growth in the United States and the potential of Oakley.

Development in emerging markets

In 2011, emerging markets will represent a formidable driving force for both Luxottica Divisions. These countries, which already today account for approximately 15% of the net sales of the Wholesale Division and 7% of the Group’s consolidated sales, have recorded excellent results over the last 6 years, with a 220% increase in sales.

It is expected that in 2011 Luxottica will continue this trend of sustained development: net sales of the Wholesale division in these countries are expected to increase by about 20%. Luxottica has highlighted three geographic areas within emerging markets: the Big markets (including China, India, Brazil and Mexico), the Mature markets (including Singapore, Hong Kong, Taiwan and Chile) and the New markets (including Thailand, Vietnam, Indonesia, Colombia and Peru). For each area, a specific strategy has been developed over time, with the aim of stimulating demand and increasing penetration of Luxottica’s brands, thanks to special initiatives and collections. In Asia in particular, volumes sold in the Big emerging markets should grow by 120% over the next three years, in the Mature emerging markets by approximately 30% and in the New emerging markets by 60%. The volumes sold in the New emerging markets in Latin America over the next three years are expected to increase by approximately 60%.

Net sales of the Retail division are also expected to enjoy strong growth (about +20%) in 2011 in Emerging markets, thanks to the Sunglass Hut development plan and the excellent performance in China. After two years of challenges, the last 15 months have shown a continuous trend of increasing sales in China, thanks to the efforts made by the new management and the dynamism of the entire organization: for 2011, comparable store sales(5) are expected to increase significantly (+20%), thanks to the expected success of the optical and sunglass collections and the opening of 50 new optical stores. The number of Luxottica stores in China is expected to grow to 500 by 2013.

Thanks to the development plans underway, the total number of Luxottica stores in emerging markets is expected to grow from the current 6% of the total to 12% in 2012.

The global expansion of Sunglass Hut

In 2010, Sunglass Hut recorded excellent results, with 8.4% growth in comparable sales(5) recorded worldwide and 11.1% in North America, helping it increasingly to enjoy a worldwide leadership position as the global sun specialty chain.

The key factors in these results, the best in the history of the brand, were the exceptional relationships that Sunglass Hut has successfully created with its current and potential consumers, creativity and speed in developing new initiatives focused on these customers and an ability to tell a compelling story of the brand and products, thereby ensuring the customer an unparalleled buying experience. This recipe for success will also be applied in 2011, a year during which Sunglass Hut is expected to pursue a path of solid development by significantly increasing net sales, which will be accomplished in part through small and medium investments in new opportunities worldwide, particularly in the “sun belt” countries and in the “travel retail” and department stores businesses.

Following the recent acquisitions in Mexico, it is expected that Sunglass Hut will open its first store in Brazil during the first half of 2011, with 15 stores expected by the end of the year.

Thanks to the expansion plans in India, where Sunglass Hut aims to have 40 stores by the end of the year, it is expected that in 2011 the number of Sunglass Hut stores worldwide will grow by approximately 270, an increase of more than 12%. The number of Sunglass Hut stores is expected to reach the 4,000 mark by 2015.

The U.S. market

The U.S. is a key market for the Group. 2010 saw Luxottica record strong growth, thanks above all to LensCrafters, which, with the best results since 2006, further strengthened its leadership position in optical retail in North America, to the excellent performance of Sunglass Hut and to the positive trend of the Wholesale division.

In 2011, LensCrafters looks to benefit from the innovations that the Group is introducing both in terms of products and services. A major focus will be on laboratories, which today are technologically cutting edge in lens manufacturing and finishing and able to offer an excellent level of service. The results of the first two months of 2011 confirm the validity of the initiatives implemented during the last few quarters and the targets for 2011. Net sales for the Retail division in North America are expected to grow by 4-7%.

Thanks to a renewed attention to customers and greater synergies between Group activities, the Wholesale division is expected to achieve double-digit growth in net sales in 2011 in the North American market.

Oakley

After the fifth consecutive year of double-digit growth, during which the net sales of the brand exceeded the threshold of USD 1.1 billion, in 2011 Oakley will continue to play a key role in Luxottica’s development, thanks to the opportunities available for this brand, with net sales expected to grow by more than 10%.

Further benefits will be gained from the expansion of activities in India, China, Brazil and Europe, regions that are expected to grow significantly. The success of an extraordinary brand such as Oakley is based on the ability to successfully combine the approach and global visibility of the brand with an exceptional interpretation of local demands comprising dedicated approaches and styles.

Investments in commercial policy, style and technology for the optical business – whose 2010 net sales were up by 15% - will also increase. More specifically, in 2011 the innovative technology TrueDigital for prescription lenses, which significantly improves vision quality for athletes and sport enthusiasts, will be launched in Europe and Asia-Pacific.

Investments in style and an even more efficient management of the product portfolio will result in double-digit growth in the sun segment, both for men and women.

Group trend in 2010

Thanks to the strong growth enjoyed throughout all quarters of the year, total net sales for 2010 reached the unprecedented figure of Euro 5.8 billion – never before seen in the history of Luxottica - as compared with Euro 5.1 billion for 2009 (+13.8% at current exchange rates and 7.1% at constant exchange rates).

The year’s operating performances once again confirmed the success of Luxottica’s strategy to increase profitability. More specifically, adjusted EBITDA(3),(4) for 2010 recorded significant growth (+20.7% on 2009), at Euro 1,034.2 million. The adjusted EBITDA(3),(4) margin increased from the 16.8% recorded for 2009 to 17.8% in 2010. In the fourth quarter of 2010, adjusted EBITDA(3),(4) showed a 32.7% increase from the same period of the previous year, to Euro 192.8 million, with an adjusted EBITDA(3),(4) margin of 14.3% (12.6% in the fourth quarter of 2009).

Growth in adjusted operating income(3),(4) for 2010, amounting to Euro 732.6 million, was even more marked, +28.3% from the figure recorded at the end of 2009. The Group’s adjusted operating margin(3),(5) increased from 11.2% for 2009 to 12.6% for 2010. In the fourth quarter of the year, adjusted operating income(3),(4) was Euro 116.6 million as compared with Euro 74.0 million recorded for the same period of the previous year (+57.5%), with an adjusted operating margin(3),(4) up from 6.4% to 8.7%.

The operating income of the Wholesale Division in 2010 amounted to Euro 461.9 million (+29.7% on 2009), with an operating margin of 20.7% (+250 bps as compared with the previous year). In the fourth quarter of 2010, the Division recorded operating income of Euro 89.6 million, +49.5% as compared with the same period of 2009, with an operating margin of 17.5% (13.4% in the fourth quarter of 2009).

In 2010 the Retail Division recorded operating income of Euro 424.4 million, up by 17.6% on 2009, with an operating margin of 11.9% (+40 bps). In the fourth quarter of 2010, operating income was Euro 70.5 million, +40.8% from the same period of the previous year, with an operating margin of 8.5%, +140 bps.

Adjusted net income(3),(4) for 2010 amounted to Euro 402.7 million, up 34.6% from Euro 299.1 million for last year, corresponding to an adjusted Earnings per Share (EPS)(3),(4)  of Euro 0.88. In the fourth quarter of 2010, adjusted net income(3),(4) almost doubled, going from Euro 29.3 million to Euro 55.6 million (+90.1%).

By carefully controlling working capital, the Group generated strong free cash flow(4), reaching more than Euro 610 million in 2010; free cash flow(4) generated in the last two years therefore reached Euro 1.3 billion. As a result, net debt(4) as of December 31, 2010 decreased further, falling to Euro 2,111 million (Euro 2,337 million at the end of 2009), and the ratio of net debt to adjusted EBITDA(3),(4) was 2.0x, as compared with 2.7x at end of 2009. For 2011, a further decrease in financial leverage is expected.

§

The Board of Directors will submit a motion to the General Meeting of Shareholders recommending the distribution of a cash dividend of Euro 0.44 per ordinary share. The total dividend amount will therefore be approximately Euro 200 million, equal to a payout of approximately 50% of the net income of the Group.

The Board of Directors has agreed to convene the General Meeting of Shareholders on April 28, 2011 on first call and April 29, 2011 on second call to approve the 2010 Statutory Financial Statements. The cash dividend will be payable on May 26, 2011 (with an ex dividend date of May 23, 2011). Regarding the American Depositary Shares (ADS) listed on the New York Stock Exchange, the ex dividend date will be May 23, 2011 and, according to Deutsche Bank Trust Company Americas, the depositary bank for the ADSs, the payment date for the dividend in U.S. dollars will be June 2, 2011. The dividend amount in U.S. dollars will be determined based on the Euro/U.S. dollar exchange rate as of May 26, 2011.

§

As the mandate of the independent auditors, Deloitte & Touche S.p.A., expires upon issue of their report on the 2011 Financial Statements (and, by law, is not renewable), Shareholders will be asked to appoint a new audit firm, on the basis of the recommendation from the Board of Statutory Auditors. The Statutory Auditors have presented a proposal to the Board of Directors, which it will propose to Shareholders, to appoint PricewaterhouseCoopers S.p.A..

The Board of Directors has also resolved to amend the Shareholders’ Meeting Regulations in order to meet the provisions of Italian Legislative Decree no. 27 of January 27, 2010 and the consequent amendments of the Company’s articles of association introduced by the Board during the meeting held on October 25, 2010. The Regulation text, which is available from www.luxottica.com, includes changes made to shareholders’ rights.

§

In connection with the share buyback program approved at the Shareholders’ Meeting on October 29, 2009, and launched on November 16, 2009, Luxottica Group S.p.A. announced today that during the month of February 2011 it purchased under that buyback program an aggregate amount of 178,630  shares on the Milan Stock Exchange’s Mercato Telematico Azionario (MTA) at an average unit price of Euro 22.09  per share, for an aggregate amount of Euro 3,946,313.

Since the launch of the program, Luxottica Group purchased an aggregate amount of 5,174,084 of its shares, at an average unit price of Euro 19.37 per share, for an aggregate price of Euro 100,225,536.

Since 2009, Luxottica Group purchased on the Milan Stock Exchange’s Mercato Telematico Azionario (MTA) an aggregate amount of 6,500,000 of its shares, at an average unit price of Euro 18.91 per share, for an aggregate price of Euro 122,939,787.

In parallel, Luxottica Group’s subsidiary Arnette Optic Illusions, Inc. sold on the MTA an aggregate total amount of 6,434,786 treasury shares, at an average unit price of Euro 18.88 per share, for an aggregate price of Euro 121,506,814.

§

Results for fiscal year 2010 will be reviewed tomorrow, March 1, 2011, starting at 10:00 AM GMT, during a presentation to the financial community in London. The presentation will be available to all via live webcast at www.luxottica.com.

The officer responsible for preparing the Company’s financial reports, Enrico Cavatorta, declares, pursuant to Article 154-bis, Section 4, of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

Contacts

Ivan Dompé	Alessandra Senici
Group Corporate Communications Director	Group Investor Relations Director
Tel.: +39 (02) 8633 4726	Tel.: +39 (02) 8633 4038
E-mail: ivan.dompe@luxottica.com	E-mail: InvestorRelations@Luxottica.com

Luca Biondolillo
Group Director of International Corporate Communications
Tel.: +39 (02) 8633 4096
E-mail: LucaBiondolillo@luxottica.com

www.luxottica.com

Notes on the press release

(1) All comparisons, including percentage changes, refer to the three and twelve months ended as of December 31, 2010 and December 31, 2009, respectively.

(2) Figures given at constant exchange rates have been calculated using the average exchange rate of the respective comparative period in the previous year. For further information, please refer to the attached tables.

(3) The adjusted data exclude the effect of: a) the impairment charge recorded in the fourth quarter of 2010 of approximately Euro 20 million related to certain of Luxottica’s assets in the Australian region, where the retail environment continues to be particularly challenging; and b) the release in 2010 of a provision for taxes of approximately USD 27 million (approximately Euro 20 million at December 31, 2010) related to the sale of the Things Remembered retail chain in September 2006.

(4) Adjusted operating income, adjusted operating margin, adjusted net income, EBITDA, adjusted EBITDA, EBITDA margin, adjusted EBITDA margin, adjusted net income, adjusted EPS, free cash flow, net debt and the ratio of net debt to adjusted EBITDA are not measures in accordance with IAS/IFRS. For further information on such non-IAS/IFRS measures, please see the attached tables.

(5) Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

Luxottica Group S.p.A.

Luxottica Group is a global leader in premium, luxury and sports eyewear with more than 6,350 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while licensed brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly-owned plants in the People’s Republic of China and one plant in the United States devoted to the production of sports eyewear. In 2010, Luxottica Group posted net sales of almost €5.8 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution system, the ability to achieve and manage growth, the ability to negotiate and maintain favourable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

- APPENDIX FOLLOWS -

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

DECEMBER 31, 2010 AND DECEMBER 31, 2009

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO  (1)

	2010	2009	% Change

NET SALES	1,346,492	1,157,085	16.4%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	55,110	29,254	88.4%

BASIC EARNINGS PER SHARE (ADS)(2):	0.12	0.06	87.8%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

	2010	2009	% Change

NET SALES	1,828,941	1,710,056	7.0%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	74,857	43,234	73.1%

BASIC EARNINGS PER SHARE (ADS) (2):	0.16	0.09	72.6%

Notes :	2010	2009
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(2) Weighted average number of outstanding shares	459,207,853	457,752,091
(3) Average exchange rate (in U.S. Dollars per Euro)	1.3583	1.4779

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE TWELVE-MONTH PERIODS ENDED

DECEMBER 31, 2010 AND DECEMBER 31, 2009

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO  (1)

	2010	2009	% Change

NET SALES	5,798,035	5,094,318	13.8%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	402,187	299,122	34.5%

BASIC EARNINGS PER SHARE (ADS) (2)	0.88	0.65	34.0%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS  (1) (3)

	2010	2009	% Change

NET SALES	7,686,455	7,105,045	8.2%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	533,179	417,185	27.8%

BASIC EARNINGS PER SHARE (ADS)(2)	1.16	0.91	27.4%

Notes :	2010	2009
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(2) Weighted average number of outstanding shares	458,711,441	457,270,491
(3) Average exchange rate (in U.S. Dollars per Euro)	1.3257	1.3947

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

DECEMBER 31, 2010 AND DECEMBER 31, 2009

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)

	4Q 10	% of sales	4Q 09	% of sales	% Change

NET SALES	1,346,492	100.0%	1,157,085	100.0%	16.4%
COST OF SALES	(460,810)		(410,110)
GROSS PROFIT	885,682	65.8%	746,976	64.6%	18.6%
OPERATING EXPENSES:
SELLING EXPENSES	(468,728)		(410,511)
ROYALTIES	(25,094)		(26,114)
ADVERTISING EXPENSES	(85,397)		(66,528)
GENERAL AND ADMINISTRATIVE EXPENSES	(169,329)		(150,397)
TRADEMARK AMORTIZATION AND OTHER	(40,989)		(19,391)
TOTAL	(789,536)		(672,940)
OPERATING INCOME	96,147	7.1%	74,035	6.4%	29.9%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	2,669		2,565
INTEREST INCOME	(28,487)		(29,825)
OTHER - NET	(2,258)		(2,151)
OTHER INCOME (EXPENSES)-NET	(28,076)		(29,411)
INCOME BEFORE PROVISION FOR INCOME TAXES	68,071	5.1%	44,624	3.9%	52.5%
PROVISION FOR INCOME TAXES	(32,017)		(14,580)
NET INCOME FROM CONTINUING OPERATIONS	36,053		30,044
DISCONTINUED OPERATIONS	19,944		—
NET INCOME	55,997	4.2%	30,044	2.6%	86.4%
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	55,110	4.1%	29,254	2.5%	88.4%
- NONCONTROLLING INTERESTS	887	0.1%	791	0.1%
NET INCOME	55,997	4.2%	30,044	2.6%	86.4%
BASIC EARINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS	0.08		0.06
TOTAL	0.12		0.06
FULLY DILUTED EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS	0.08		0.06
TOTAL	0.12		0.06

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	459,207,853		457,752,091
FULLY DILUTED AVERAGE NUMBER OF SHARES	461,315,447		458,810,708

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE TWELVE-MONTH PERIODS ENDED

DECEMBER 31, 2010 AND DECEMBER 31, 2009

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO  (1)

	2010	% of sales	2009	% of sales	% Change

NET SALES	5,798,035	100.0%	5,094,318	100.0%	13.8%
COST OF SALES	(1,990,205)		(1,762,590)
GROSS PROFIT	3,807,830	65.7%	3,331,728	65.4%	14.3%
OPERATING EXPENSES:
SELLING EXPENSES	(1,896,521)		(1,691,802)
ROYALTIES	(99,606)		(100,623)
ADVERTISING EXPENSES	(371,852)		(311,938)
GENERAL AND ADMINISTRATIVE EXPENSES	(623,875)		(575,624)
TRADEMARK AMORTIZATION AND OTHER	(103,818)		(80,657)
TOTAL	(3,095,672)		(2,760,643)
OPERATING INCOME	712,158	12.3%	571,085	11.2%	24.7%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	8,494		6,887
INTEREST INCOME	(106,987)		(109,132)
OTHER - NET	(8,130)		(4,056)
OTHER INCOME (EXPENSES)-NET	(106,623)		(106,301)
INCOME BEFORE PROVISION FOR INCOME TAXES	605,535	10.4%	464,784	9.1%	30.3%
PROVISION FOR INCOME TAXES	(218,220)		(159,888)
NET INCOME FROM CONTINUING OPERATIONS	387,315	6.7%	304,896	6.0%	27.0%
DISCONTINUED OPERATIONS	19,944
NET INCOME	407,259	7.0%	304,896	6.0%	33.6%
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	402,187	6.9%	299,122	5.9%	34.5%
- NONCONTROLLING INTERESTS	5,072	0.1%	5,774	0.1%
NET INCOME	407,259	7.0%	304,896	6.0%	33.6%
BASIC EARINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS	0.83		0.65
TOTAL	0.88		0.65
FULLY DILUTED EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS	0.83		0.65
TOTAL	0.87		0.65

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	458,711,441		457,270,491
FULLY DILUTED AVERAGE NUMBER OF SHARES	460,535,397		457,937,802

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2010 AND DECEMBER 31, 2009

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)

	December 31, 2010	December 31, 2009

CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	679,852	380,081
ACCOUNTS RECEIVABLE - NET	655,892	618,884
INVENTORIES - NET	590,036	524,663
OTHER ASSETS	226,759	198,365
TOTAL CURRENT ASSETS	2,152,539	1,721,993

NON-CURRENT ASSETS:
PROPERTY, PLANT AND EQUIPMENT - NET	1,229,130	1,149,972
GOODWILL	2,890,397	2,688,835
INTANGIBLE ASSETS - NET	1,155,007	1,149,880
INVESTMENTS	54,083	46,317
OTHER ASSETS	148,125	147,591
DEFERRED TAX ASSETS	364,299	356,706
TOTAL NON-CURRENT ASSETS	5,841,040	5,539,301

TOTAL	7,993,579	7,261,294

CURRENT LIABILITIES:
BANK OVERDRAFTS	158,648	148,951
CURRENT PORTION OF LONG-TERM DEBT	197,566	166,279
ACCOUNTS PAYABLE	537,742	434,604
INCOME TAXES PAYABLE	60,067	11,204
OTHER LIABILITIES	549,280	554,136
TOTAL CURRENT LIABILITIES	1,503,303	1,315,174

NON-CURRENT LIABILITIES:
LONG-TERM DEBT	2,435,071	2,401,796
LIABILITY FOR TERMINATION INDEMNITIES	45,363	44,633
DEFERRED TAX LIABILITIES	429,848	396,048
OTHER LIABILITIES	310,590	350,028
TOTAL NON-CURRENT LIABILITIES	3,220,872	3,192,505

STOCKHOLDERS’ EQUITY:
LUXOTTICA GROUP STOCKHOLDERS’ EQUITY	3,256,375	2,737,239
NONCONTROLLING INTEREST	13,029	16,376
TOTAL STOCKHOLDERS’ EQUITY	3,269,404	2,753,615

TOTAL	7,993,579	7,261,294

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE TWELVE-MONTH PERIODS ENDED

DECEMBER 31, 2010 AND DECEMBER 31, 2009

- SEGMENTAL INFORMATION -

In accordance with IAS/IFRS

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated
2010

Net Sales	2,236,403	3,561,632		5,798,035
Operating Income	461,854	424,384	(174,080)	712,158
% of sales	20.7%	11.9%		12.3%
Capital Expenditures	98,724	131,634		230,358
Depreciation & Amortization	79,028	139,216	103,818	322,062

2009

Net Sales	1,955,340	3,138,978		5,094,318
Operating income	356,032	360,767	(145,715)	571,085
% of sales	18.2%	11.5%		11.2%
Capital Expenditure	81,175	119,234		200,409
Depreciation & Amortization	76,005	129,261	80,179	285,445

Major currencies

	Three months ended December 31, 2009	Twelve Months ended December 31, 2009	Three months ended December 31, 2010	Twelve months ended December 31, 2010
Average exchange rates per € 1

US$	1.47794	1.39467	1.35827	1.32572

AUD	1.62499	1.77281	1.37471	1.44231

GBP	0.90482	0.89104	0.85944	0.85784

CNY	10.09048	9.52693	9.04049	8.97123

JPY	132.69246	130.31404	112.10182	116.23857

Non-IAS/IFRS Measures: Adjusted measures

In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

We have made such adjustments to the following measures: EBITDA, EBITDA margin, operating income, operating margin, net income and earning per share. For comparative purposes, management has adjusted each of the foregoing measures by excluding, as applicable, the following:

(a) a non-recurring gain in 2010 from the release of a provision for taxes of approximately USD 27 million (approximately Euro 20 million at December 31, 2010) related to the sale of the Things Remembered retail chain in 2006; and

(b) a non-recurring loss in the fourth quarter of 2010 from the impairment charge recorded of approximately Euro 20 million related to certain of the Company assets in the Asia Pacific region, where the retail environment continues to be particularly challenging.

The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to the Company’s operating performance.

The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).  We include these adjusted comparisons in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS.  Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these adjusted measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating these adjusted measures may differ from methods used by other companies.

The Company recognizes that there are limitations in the usefulness of adjusted comparisons due to the subjective nature of items excluded by management in calculating adjusted comparisons.  We compensate for the foregoing limitation by using these adjusted measures as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of the adjusted measures discussed above to their most directly comparable IAS/IFRS financial measures or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, respectively, which are also non-IAS/IFRS measures. For a discussion of EBITDA and EBITDA margin and a reconciliation of EBITDA and EBITDA margin to their most directly comparable IAS/IFRS financial measures, see the tables on the pages immediately following the reconciliation of the adjusted measures.

Non-IAS/IFRS Measures: Reconciliation between reported and adjusted P&L items

Millions of Euro

	FY10					FY09
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	5,798.0	1,013.8	712.2	402.2	0.88	5,094.3	856.5	571.1	299.1	0.65

> Adjustment for goodwill impairment charge		20.4	20.4	20.4

> Adjustment for tax provision relating to discontinued operations				(19.9)

Adjusted	5,798.0	1,034.2	732.6	402.7	0.88	5,094.3	856.5	571.1	299.1	0.65

Non-IAS/IFRS Measures: Reconciliation between reported and adjusted P&L items

Millions of Euro

	4Q10					4Q09
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS
Reported	1,346.5	172.3	96.1	55.1	0.12	1,157.1	145.3	74.0	29.3	0.06
> Adjustment for goodwill impairment charge		20.4	20.4	20.4
> Adjustment for tax provision relating to discontinued operations				(19.9)
Adjusted	1,346.5	192.8	116.6	55.6	0.12	1,157.1	145.3	74.0	29.3	0.06

Non-IAS/IFRS Measures: EBITDA and EBITDA margin

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies. The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•                  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the tables on the following pages for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin on net sales.

Non-IAS/IFRS Measures: EBITDA and EBITDA margin

Millions of Euro

	4Q10	4Q09	FY10	FY09

Net income/(loss) (+)	55.1	29.3	402.2	299.1

Net income attributable to non-controlling interests (+)	0.9	0.8	5.1	5.8

Provision for income taxes (+)	32.0	14.6	218.2	159.9

Adjustment to provision for taxes relating to discontinued operations (-)	(19.9)	—	(19.9)	—

Other (income)/expense (+)	2.3	2.2	8.1	4.1

Interest expense (+)	25.8	27.3	98.5	102.2

Depreciation & amortization (+)	76.2	71.2	301.6	285.4

EBITDA (=)	172.3	145.3	1,013.8	856.5

Net sales (/)	1,346.5	1,157.1	5,798.0	5,094.3

EBITDA margin (=)	12.8%	12.6%	17.5%	16.8%

Non-IAS/IFRS Measures: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro

	4Q10	4Q09	FY10	FY09

Adjusted net income/(loss) (+)	55.6	29.3	402.7	299.1

Net income attributable to non-controlling interests (+)	0.9	0.8	5.1	5.8

Adjusted provision for income taxes (+)	32.0	14.6	218.2	159.9

Adjusted other (income)/expense (+)	2.3	2.2	8.1	4.1

Interest expense (+)	25.8	27.3	98.5	102.2

Adjusted depreciation & amortization (+)	76.2	71.2	301.6	285.4

Adjusted EBITDA (=)	192.8	145.3	1,034.2	856.5

Net sales (/)	1,346.5	1,157.1	5,798.0	5,094.3

Adjusted EBITDA margin (=)	14.3%	12.6%	17.8%	16.8%

Non-IAS/IFRS Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio:  Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).  We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies. The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.

Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.  Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•                  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the tables on the following pages for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, see the tables on the preceding pages.

Non-IAS/IFRS Measures: Net debt and Net debt / EBITDA

Millions of Euro

	31-Dec-10	31-Dec-09

Long-term debt (+)	2,435.1	2,401.8

Current portion of long-term debt (+)	197.6	166.3

Bank overdrafts (+)	158.6	149.0

Cash (-)	(679.9)	(380.1)

Net debt (=)	2,111.4	2,336.9

EBITDA Adjusted	1,034.2	856.5

Net debt/EBITDA adjusted	2.0x	2.7x

Net debt @ avg. exchange rates (1)	2,116.2	2,381.7

Net debt @ avg. exchange rates (1) / EBITDA	2.0x	2.8x

1.               Net debt figures are calculated using the average exchange rates for the applicable period used to calculate the EBITDA figures.

See the average exchange rates set forth at the beginning of these tables.

Non-IAS/IFRS Measures: Free Cash Flow

Free cash flow net represents net income before non-controlling interest, taxes, other income/expense,depreciation and amortization (i.e. EBITDA — see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry.  In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

Free cash flow is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include it in this presentation in order to:

•                  Improve transparency for investors;

•                  Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

•                  Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

•                  Properly define the metrics used and confirm their calculation; and

•                  Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies. The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

•                  The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

•                  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

•                  Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure.

Non-IAS/IFRS Measure: Free cash flow

Millions of Euro

FY10
EBITDA Adj (1)	1,034.2
r working capital	103.6
Capex	(230.4)

Operating cash flow	907.5
Financial charges (2)	(98.5)
Taxes	(186.0)
Extraordinary charges (3)	(6.5)

Free cash flow	616.5

1.               Adjusted EBITDA is not an IAS/IFRS measure; please see tables on earlier pages for reconciliations of Adjusted EBITDA to EBITDA and EBITDA to net income

2.               Equals interest income minus interest expense

3.               Equals extraordinary income minus extraordinary expense

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: March 1, 2011	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER